Exhibit 10.4


Director Compensation

	All members of the Board of Directors who are not Fleetwood employees receive compensation for their service as Fleetwood directors in the amount of $30,000 per year, payable quarterly. The Chairman of the Board receives an additional $70,000 per year, payable quarterly. In addition, such members receive an attendance fee of $2,000 per Board meeting. The Chair of each committee receives a fee of $2,000 per meeting and $1,000 per telephone conference, payable quarterly. The chair of the Audit Committee receives a further $5,000 per year and other members of the Audit Committee receive an additional $2,000 per year in addition to their regular director and committee fees. A fee in the amount of $1,000 for in-person attendance and $500 for attendance via telephone conference is paid to non-employee directors with respect to each Committee meeting. Directors are reimbursed for reasonable expenses incurred in connection with their attendance at Board and Committee meetings.